Exhibit 99.1

Kaixin Auto Holdings Signed Binding Term Sheet to

Acquire EV Manufacturer

BEIJING, August 26, 2021 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced that the Company has reached a binding term sheet to acquire 100% equity of Henan Yujie Times Automobile Co., Ltd. (“Yujie”) through new share issuance. Yujie is a leading Chinese electronic vehicles (“EV”) manufacturer specialized in small size multi-function EVs. The contemplated deal would be the first major M&A transaction following the establishment of Kaixin’s New Energy Vehicle Unit. It marks Kaixin’s official entry into China’s small size EV market, which is forecasted to reach a 10 million vehicles scale over the next 5 years according to Yujie.

Established in 2017, Yujie’s smart factory in Mengzhou, Henan has an annual production capacity of 150,000 vehicles and achieved a substantial production cost advantage to peers according to Yujie. Yujie promotes three models of small size EVs under the POCCO brand, namely “DuoDuo”, “MeiMei” and “LaLa”, with “DuoDuo” and “MeiMei” already in commercial production stage. According to Yujie, the three models tap into its innovative core technologies in small size EVs to achieve multi-function and large usage space. Yujie’s in-house developed vehicle control system and core algorithm provide it with competitive advantages in power consumption, mileage, and new energy points. In addition, its self-developed standardized battery pack can be conveniently replaced within 3 minutes.

Yujie follows a product strategy that focuses on multi-functional small size EVs, and aims to enhance competitive position through increased sales volume, cost savings, and platform development and application. Small size EV is a popular vehicle category driven by China’s unique market conditions. Its economy, safety, and convenience features have been greatly stimulating China's EV market and industrial chain.

The signing of term sheet represents a major breakthrough for Kaixin to enter the EV field, and constitutes a step toward the vision of establishing its own EV eco-system and becoming a leading Chinese EV manufacturer. The Company will negotiate further details of an acquisition agreement with Yujie consistent with the term sheet, and make timely disclosure of progress.

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment and new car sales in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin has transformed from a tech-enabled financing platform into a nationwide dealer network that combines its own and affiliated dealers as well as value-added services.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the business outlook for 2021 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Email: ir@kaixin.com

SOURCE: Kaixin Auto Holdings